STATEMENT OF INVESTMENTS

Dreyfus Premier Core Bond Fund
January 31, 2008 (Unaudited)

Bonds and Notes--119.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Agricultural--.4%				
Altria Group,				
Sr. Unscd. Debs.	7.75	1/15/27	2,000,000 a	**2,574,398**
Asset-Backed Ctfs./Auto Receivables--2.2%				
Americredit Prime Automobile				
Receivables Trust,				
Ser. 2007-1, Cl. E	6.96	3/8/16	2,980,000 b	2,766,453
Capital Auto Receivables Asset				
Trust, Ser. 2005-1, Cl. D	6.50	5/15/12	1,100,000 b	1,102,062
Capital Auto Receivables Asset				
Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	708,000 b	645,994
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	1,985,000	1,999,422
Ford Credit Auto Owner Trust,				
Ser 2005-C, Cl. C	4.72	2/15/11	770,000	782,082
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	1,700,000 b	1,556,944
Ford Credit Auto Owner Trust,				
Ser. 2006-B, Cl. D	7.12	2/15/13	900,000 b	838,146
GS Auto Loan Trust,				
Ser. 2004-1, Cl. A4	2.65	5/16/11	125,974	125,946
WFS Financial Owner Trust,				
Ser. 2004-1, Cl. A4	2.81	8/22/11	171,475	171,424
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	2,560,000	2,590,118
				12,578,591
Asset-Backed Ctfs./Credit Cards--5.2%				
American Express Credit Account				
Master Trust, Ser. 2007-6,				
Cl. C	4.63	1/15/13	2,350,000 b,c	2,205,701
Bank One Issuance Trust,				
Ser. 2003-C4, Cl. C4	4.74	2/15/11	3,500,000 c	3,499,733
Bank One Issuance Trust,				
Ser. 2004-C1, Cl. C1	5.27	11/15/11	6,495,000 c	6,331,697
Citibank Credit Card Issuance				
Trust, Ser. 2003-C1, Cl. C1	5.75	4/7/10	6,845,000 c	6,863,974
MBNA Credit Card Master Note				
Trust, Ser. 2002-C1, Cl. C1	6.80	7/15/14	11,322,000	11,020,896
				29,922,001
Asset-Backed Ctfs./Home Equity Loans--2.3%				
Bayview Financial Acquisition				
Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	2,550,000 c	2,327,130
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	3.43	6/25/36	130,707 c	130,323
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	4,126 c	4,118
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	2,350,000 c	2,330,575
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	1,715,000 c	1,636,528
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	955,000 c	912,730

Popular ABS Mortgage Pass-Through				
Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	2,100,000 c	1,924,219
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M2	3.86	2/25/35	2,105,000 c	1,915,519
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M3	3.93	2/25/35	600,000 c	506,828
Residential Asset Securities,				
Ser. 2005-AHL2, Cl. M3	3.85	10/25/35	555,000 c	402,408
Residential Asset Securities,				
Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	933,845 c	656,167
Residential Funding Mortgage				
Securities II, Ser. 2006-HSA2,				
Cl. AI1	3.49	3/25/36	229,919 c	219,766
Soundview Home Equity Loan Trust,				
Ser. 2005-B, Cl. M2	5.73	5/25/35	1,400,000 c	700,000
				13,666,311
Asset-Backed Ctfs./Manufactured Housing--.7%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	1,640,280	1,715,277
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A2	5.25	12/15/18	1,500,000	1,531,283
Origen Manufactured Housing,				
Ser. 2005-B, Cl. M2	6.48	1/15/37	1,000,000	987,226
				4,233,786
Automobile Manufacturers--.6%				
Daimler Finance North America,				
Gtd. Notes, Ser. E	5.44	10/31/08	3,745,000 c	**3,739,042**
Automotive, Trucks & Parts--.4%				
ERAC USA Finance,				
Notes	3.50	4/30/09	965,000 b,c	961,096
ERAC USA Finance,				
Notes	7.95	12/15/09	1,095,000 b	1,165,523
Goodyear Tire & Rubber,				
Gtd. Notes	8.66	12/1/09	380,000 c	380,950
				2,507,569
Banks--7.6%				
BAC Capital Trust XIV,				
Bank Gtd. Notes	5.63	12/31/49	3,205,000 c	2,602,428
Capital One Financial,				
Sr. Unsub. Notes	5.43	9/10/09	2,500,000 c	2,332,525
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	1,710,000	1,615,950
Colonial Bank,				
Sub. Notes	6.38	12/1/15	1,530,000	1,499,333
Colonial Bank,				
Sub. Notes	8.00	3/15/09	540,000	557,798
ICICI Bank,				
Bonds	4.92	1/12/10	850,000 b,c	839,422
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	3,305,000 b,c	3,317,840
Islandsbanki,				
Notes	4.42	10/15/08	1,245,000 b,c	1,246,087
J.P. Morgan & Co.,				
Sub. Notes	6.25	1/15/09	1,155,000 a	1,181,192
Landsbanki Islands,				
Sr. Notes	5.73	8/25/09	3,225,000 b,c	3,223,252
Marshall & Ilsley Bank,				
Sub. Notes, Ser. BN	5.40	12/4/12	2,650,000 c	2,562,622
Marshall & Ilsley,				

Sr. Unscd. Notes	5.63	8/17/09	2,945,000	3,009,531
Northern Rock,				
Sub. Notes	5.60	4/29/49	350,000 [b,c]	210,245
Northern Rock,				
Sub. Notes	6.59	6/29/49	1,175,000 [a,b,c]	706,050
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	1,850,000 [b,c]	1,853,694
Sovereign Bancorp,				
Sr. Unscd. Notes	5.11	3/23/10	1,850,000 [c]	1,770,539
Sovereign Bancorp,				
Sr. Notes	5.40	3/1/09	2,965,000 [c]	2,883,012
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	3,125,000 [c]	2,661,688
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	6,410,000 [c]	5,099,411
Wells Fargo Bank,				
Sub. Notes	7.55	6/21/10	1,870,000	2,028,999
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	2,390,000	2,583,305
				43,784,923
Building & Construction--.9%				
American Standard,				
Gtd. Notes	7.38	2/1/08	2,115,000	2,115,000
D.R. Horton,				
Gtd. Notes	5.88	7/1/13	1,870,000	1,711,050
Masco,				
Sr. Unscd. Notes	5.43	3/12/10	1,620,000 [c]	1,552,733
				5,378,783
Chemicals--.2%				
RPM International,				
Sr. Unscd. Notes	4.45	10/15/09	1,415,000	**1,423,745**
Commercial & Professional Services--.7%				
Donnelley (R.R.) and Sons,				
Sr. Unscd. Notes	6.13	1/15/17	2,735,000	2,718,177
ERAC USA Finance,				
Gtd. Notes	6.38	10/15/17	1,440,000 [b]	1,419,427
				4,137,604
Commercial Mortgage Pass-Through Ctfs.--5.9%				
Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	3.66	1/25/37	2,180,471 [b,c]	2,105,669
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. A2	3.78	11/25/35	1,983,151 [b,c]	1,811,489
Bayview Commercial Asset Trust,				
Ser. 2003-2, Cl. A	3.96	12/25/33	621,798 [b,c]	610,764
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. M6	4.02	4/25/36	402,401 [b,c]	340,955
Bayview Commercial Asset Trust,				
Ser. 2005-4A, Cl. M5	4.03	1/25/36	854,627 [b,c]	698,521
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. M2	4.58	4/25/34	249,702 [b,c]	252,250
Bayview Commercial Asset Trust,				
Ser. 2006-2A, Cl. B3	6.08	7/25/36	322,288 [b,c]	219,156
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. B3	6.33	4/25/36	494,108 [b,c]	342,971
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B3	6.38	11/25/35	488,117 [b,c]	341,682
Bear Stearns Commercial Mortgage				
Securities, Ser. 2004-PWR5,				
Cl. A2	4.25	7/11/42	1,550,000	1,540,152

Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18 Cl. A2		4.56	2/13/42	1,900,000 c	1,888,783
Capco America Securitization, Ser. 1998-D7, Cl. A1B		6.26	10/15/30	708,180	712,465
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1		4.43	5/15/23	3,119,322 b,c	3,023,697
Crown Castle Towers, Ser. 2005-1A, Cl. D		5.61	6/15/35	1,815,000 b	1,812,768
Crown Castle Towers, Ser. 2006-1A, Cl. D		5.77	11/15/36	960,000 b	947,146
Global Signal Trust, Ser. 2006-1, Cl. D		6.05	2/15/36	2,275,000 b	2,272,657
Global Signal Trust, Ser. 2006-1, Cl. E		6.50	2/15/36	550,000 b	533,401
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A2		4.22	4/10/40	1,475,000	1,467,325
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F		5.02	3/6/20	2,770,000 b,c	2,594,489
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. G		5.06	3/6/20	1,545,000 b,c	1,485,156
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K		5.59	3/6/20	995,000 b,c	914,797
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L		5.84	3/6/20	3,335,000 b,c	3,134,900
Nationslink Funding, Ser. 1998-2, Cl. A2		6.48	8/20/30	872,993	873,828
SBA CMBS Trust, Ser. 2006-1A, Cl. D		5.85	11/15/36	890,000 b	849,594
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A		3.83	1/25/35	3,304,333 b	3,254,044
					34,028,659
Diversified Financial Services--12.2%					
Ameriprise Financial, Jr. Sub. Notes		7.52	6/1/66	1,590,000 c	1,566,374
Amvescap, Gtd. Notes		5.63	4/17/12	3,165,000	3,203,581
Block Financial, Gtd. Notes		7.88	1/15/13	1,500,000	1,516,668
Capmark Financial Group, Gtd. Notes		5.88	5/10/12	4,095,000 b	2,998,482
CIT Group, Sr. Notes		5.02	8/15/08	2,820,000 c	2,730,623
Citigroup Capital XXI, Gtd. Bonds		8.30	12/21/77	3,095,000 c	3,346,215
FCE Bank, Notes	EUR	5.77	9/30/09	2,155,000 c,d	2,889,207
Ford Motor Credit, Sr. Notes		5.80	1/12/09	2,675,000	2,602,454
Fuji JGB Investment, Sub. Bonds		9.87	12/29/49	1,620,000 b,c	1,640,258

Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	1,825,000 c	1,413,395
Goldman Sachs Group,				
Sub. Notes	6.75	10/1/37	2,800,000	2,755,617
HSBC Finance,				
Sr. Notes	5.34	9/14/12	4,195,000 a,c	3,971,725
Janus Capital Group,				
Notes	6.25	6/15/12	2,125,000	2,230,423
Jefferies Group,				
Sr. Unscd. Notes	7.75	3/15/12	1,050,000	1,151,282
Kaupthing Bank,				
Sr. Notes	4.96	1/15/10	2,960,000 b,c	2,734,706
Lehman Brothers Holdings,				
Sub. Notes	6.88	7/17/37	3,085,000	3,010,895
Leucadia National,				
Sr. Unscd. Notes	7.00	8/15/13	1,520,000	1,478,200
MBNA Capital A,				
Gtd. Cap. Secs., Ser. A	8.28	12/1/26	1,300,000	1,353,118
Merrill Lynch & Co.,				
Notes, Ser. C	4.25	2/8/10	4,522,000	4,486,557
Merrill Lynch & Co.,				
Notes, Ser. C	5.10	2/5/10	887,000 c	859,240
Merrill Lynch & Co.,				
Sr. Unscd. Notes	6.05	8/15/12	1,840,000	1,916,608
Merrill Lynch & Co.,				
Sub. Notes	6.11	1/29/37	3,000,000	2,612,394
Morgan Stanley,				
Notes	3.88	1/15/09	5,160,000	5,161,806
Morgan Stanley,				
Sr. Unscd. Notes	5.75	8/31/12	505,000	522,952
Morgan Stanley,				
Sr. Unscd. Notes	6.60	4/1/12	710,000	756,196
SB Treasury,				
Jr. Sub. Bonds	9.40	12/29/49	3,330,000 b,c	3,395,604
SLM,				
Unscd. Notes, Ser. A	3.47	7/27/09	3,105,000 c	2,882,558
SLM,				
Unscd. Notes, Ser. A	4.50	7/26/10	1,350,000	1,243,713
Tokai Preferred Capital,				
Bonds	9.98	12/29/49	3,115,000 b,c	3,164,690
Windsor Financing,				
Scd. Notes	5.88	7/15/17	759,912 b	822,467
				70,418,008
Electric Utilities--3.5%				
AES,				
Sr. Unsub. Notes	8.88	2/15/11	950,000 a	990,375
AES,				
Sr. Notes	9.38	9/15/10	460,000 a	483,000
Cinergy,				
Debs.	6.53	12/16/08	1,405,000	1,434,296
Dominion Resources,				
Sr. Unscd. Notes, Ser. B	5.05	11/14/08	1,725,000 c	1,713,737
Enel Finance International,				
Gtd. Bonds	6.25	9/15/17	3,700,000 a,b	3,831,831
FirstEnergy,				
Unsub. Notes, Ser. B	6.45	11/15/11	3,530,000	3,730,984
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	1,345,000	1,402,288
Niagara Mohawk Power,				

Sr. Unscd. Notes, Ser. G		7.75	10/1/08	1,395,000	1,427,105
NiSource Finance,					
Gtd. Notes		5.59	11/23/09	2,030,000 c	1,981,286
Nisource Finance,					
Sr. Unscd. Notes		6.40	3/15/18	735,000	752,181
Ohio Power,					
Unscd. Notes		4.83	4/5/10	1,605,000 c	1,582,100
Pepco Holdings,					
Sr. Unscd. Notes		5.75	6/1/10	1,180,000 c	1,178,894
					20,508,077

Environmental Control--.7%

Allied Waste North America,					
Sr. Scd. Notes, Ser. B		5.75	2/15/11	155,000	150,350
Oakmont Asset Trust,					
Notes		4.51	12/22/08	1,630,000 b	1,644,523
Waste Management,					
Sr. Unsub. Notes		6.50	11/15/08	1,280,000	1,308,773
Waste Management,					
Sr. Unscd. Notes		7.00	7/15/28	1,150,000	1,213,804
					4,317,450

Food & Beverages--.5%

H.J. Heinz,					
Notes		6.43	12/1/20	2,250,000 b	2,312,903
Kraft Foods,					
Sr. Unscd. Notes		6.88	2/1/38	855,000	871,182
					3,184,085

Foreign/Governmental--4.4%

Arab Republic of Egypt,					
Unsub. Notes	EGP	8.75	7/18/12	10,360,000 b,d	1,929,393
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.33	6/16/08	2,655,000 c	2,666,947
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	3,980,000 a,d	2,439,391
Mexican Bonos,					
Bonds, Ser. M	MXN	9.00	12/22/11	35,640,000 d	3,470,565
Mexican Bonos,					
Bonds, Ser. MI10	MXN	9.00	12/20/12	30,290,000 d	2,968,785
Mexican Bonos,					
Bonds, Ser. M 30	MXN	10.00	11/20/36	12,840,000 d	1,484,892
Republic of Argentina,					
Bonds		3.00	4/30/13	3,675,000 c	2,363,944
Republic of Argentina,					
Bonds		5.39	8/3/12	7,540,000 c	4,160,195
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	4,205,741 b	4,410,771
					25,894,883

Health Care--.7%

HCA,					
Sr. Unscd. Notes		6.75	7/15/13	1,440,000	1,299,600
HCA,					
Sr. Unscd. Notes		7.88	2/1/11	1,470,000	1,451,625
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	1,470,000	1,481,025
					4,232,250

Lodging & Entertainment--.6%

MGM Mirage,					
Gtd. Notes		8.50	9/15/10	2,055,000	2,147,475
Mohegan Tribal Gaming Authority,					

Sr. Unscd. Notes	6.13	2/15/13	1,355,000	1,277,087
				3,424,562
Machinery--.3%				
Case New Holland,				
Gtd. Notes	7.13	3/1/14	780,000	781,950
Terex,				
Gtd. Notes	7.38	1/15/14	815,000	808,887
				1,590,837
Manufacturing--.1%				
Tyco International Group,				
Gtd. Notes	6.88	1/15/29	650,000	**618,879**
Media--2.3%				
Clear Channel Communications,				
Sr. Unscd. Notes	4.50	1/15/10	2,300,000	2,132,675
Comcast,				
Gtd. Notes	4.68	7/14/09	5,235,000 c	5,129,661
Comcast,				
Gtd. Notes	6.30	11/15/17	1,550,000	1,599,929
News America,				
Gtd. Notes	6.15	3/1/37	2,975,000	2,875,632
Pacific Life Global Funding,				
Notes	3.75	1/15/09	1,613,000 b	1,614,308
				13,352,205
Oil & Gas--1.9%				
Anadarko Petroleum,				
Sr. Unscd. Notes	5.39	9/15/09	4,370,000 c	4,272,182
BJ Services,				
Sr. Unscd. Notes	5.29	6/1/08	6,750,000 c	6,761,360
				11,033,542
Property & Casualty Insurance--2.6%				
American International Group,				
Sr. Unscd. Notes	5.85	1/16/18	1,750,000	1,757,826
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	3,350,000	3,379,172
Hanover Insurance,				
Debs.	7.63	10/15/25	910,000	862,225
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	1,190,000	1,200,973
HUB International Holdings,				
Sr. Sub. Notes	10.25	6/15/15	1,410,000 b	1,078,650
Leucadia National,				
Sr. Unscd. Notes	7.13	3/15/17	3,900,000	3,695,250
Nippon Life Insurance,				
Notes	4.88	8/9/10	1,900,000 b	1,950,213
Phoenix,				
Sr. Unscd. Notes	6.68	2/16/08	1,025,000	1,025,788
				14,950,097
Real Estate Investment Trusts--3.9%				
Boston Properties,				
Sr. Unscd. Notes	5.63	4/15/15	1,120,000	1,058,144
Commercial Net Realty,				
Sr. Unscd. Notes	6.15	12/15/15	1,505,000	1,454,835
ERP Operating,				
Notes	4.75	6/15/09	1,000,000	993,608
ERP Operating,				
Notes	5.13	3/15/16	1,125,000 a	1,024,548
Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.40	12/1/13	825,000	815,209
Federal Realty Investment Trust,				

Notes	6.00	7/15/12	760,000	780,862
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	3,800,000	3,442,374
HRPT Properties Trust,				
Sr. Unscd. Notes	5.59	3/16/11	1,788,000 c	1,730,419
Istar Financial,				
Sr. Unscd. Notes	5.50	3/9/10	3,435,000 c	3,059,737
Liberty Property,				
Sr. Unscd. Notes	6.63	10/1/17	2,385,000	2,394,807
Mack-Cali Realty,				
Sr. Unscd. Notes	5.05	4/15/10	2,300,000	2,361,875
Mack-Cali Realty,				
Notes	5.25	1/15/12	800,000	824,014
Regency Centers,				
Gtd. Notes	5.25	8/1/15	2,000,000	1,932,820
Simon Property Group,				
Notes	4.88	8/15/10	1,180,000	1,176,192
				23,049,444
Residential Mortgage Pass-Through Ctfs.--4.7%				
Countrywide Home Loan Mortgage				
Pass Through Trust,				
Ser. 2002-J4, Cl. B3	5.86	10/25/32	325,579 c	244,006
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	3,245,034	3,288,549
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M2	4.13	2/25/36	1,715,760 c	1,212,984
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M3	4.88	2/25/36	1,401,204 c	932,167
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	3.73	5/25/36	940,538 c	881,535
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B1	6.04	6/25/36	498,822 c	442,098
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.13	9/25/36	1,433,327 c	1,393,938
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	1,000,000 c	951,462
J.P. Morgan Mortgage Trust,				
Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	996,429 c	989,447
New Century Alternative Mortgage				
Loan Trust, Ser. 2006-ALT2,				
Cl. AF6A	5.89	10/25/36	890,000 c	850,998
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	2,355,000 c	2,312,893
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	1,630,000 c	1,545,825
Prudential Home Mortgage				
Securities, Ser. 1994-A, Cl. 5B	6.73	4/28/24	3,237 b,c	3,223
WaMu Pass-Through Certificates,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	4,525,000 c	4,573,527
Wells Fargo Mortgage Backed				
Securities Trust,				
Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	5,518,820 c	5,570,138
Wells Fargo Mortgage Backed				
Securities Trust, Ser. 2003-1,				
Cl. 2A9	5.75	2/25/33	2,500,000	2,523,488
				27,716,278
Retail--.5%				
CVS Caremark,				

Sr. Unscd. Notes	5.44	6/1/10	1,155,000 c	1,129,064
Home Depot,				
Sr. Unscd. Notes	5.12	12/16/09	1,015,000 c	993,675
May Department Stores,				
Gtd. Notes	5.95	11/1/08	1,035,000	1,045,374
				3,168,113
Specialty Steel--.2%				
Steel Dynamics,				
Sr. Notes	7.38	11/1/12	1,180,000 b	**1,182,950**
State/Territory Gen Oblg--2.3%				
California				
GO (Insured; AMBAC)	3.50	10/1/27	550,000	460,119
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.05	6/1/34	1,500,000 c	1,422,120
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	5,505,000	5,353,392
New York Counties Tobacco Trust				
IV, Tobacco Settlement				
Pass-Through Bonds	6.00	6/1/27	2,420,000	2,299,024
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	3,965,000	3,885,185
				13,419,840
Telecommunications--4.6%				
America Movil,				
Gtd. Notes	4.96	6/27/08	565,000 c	562,175
AT & T,				
Sr. Unscd. Notes	3.16	5/15/08	3,700,000 c	3,698,927
AT & T,				
Sr. Unscd. Notes	4.98	2/5/10	2,930,000 c	2,906,033
France Telecom,				
Sr. Unsub. Notes	7.75	3/1/11	1,090,000	1,187,859
Intelsat Bermuda,				
Sr. Unscd. Notes	11.25	6/15/16	705,000	708,525
Intelsat,				
Sr. Unscd. Notes	5.25	11/1/08	1,985,000	1,980,037
Intelsat,				
Sr. Unscd. Notes	7.63	4/15/12	700,000 a	532,000
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	1,365,000	1,378,650
Qwest,				
Sr. Notes	7.88	9/1/11	1,965,000	2,036,231
Qwest,				
Sr. Notes	8.24	6/15/13	1,600,000 c	1,568,000
Sprint Capital,				
Gtd. Notes	6.88	11/15/28	1,340,000	1,127,086
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	3,205,000	3,333,678
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	1,510,000	1,514,006
Time Warner,				
Gtd. Notes	5.88	11/15/16	4,630,000	4,562,272
				27,095,479
Textiles & Apparel--.2%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	1,370,000	**1,437,363**
Transportation--.3%				

Ryder System, Notes	3.50	3/15/09	1,980,000	**1,985,093**

U.S. Government Agencies/Mortgage-Backed--40.7%

Federal Home Loan Mortgage Corp.:

5.00%, 12/1/20	895,453	907,582
5.50%	7,305,000 e	7,475,068
5.50%, 11/1/22 - 4/1/37	21,359,477	21,764,591
6.00%, 7/1/37 - 11/1/37	10,799,164	11,075,460
6.50%, 3/1/32	775,202	810,026
Multiclass Mortgage Participation Ctfs. (Interest Only Obligations), Ser. 2752, Cl. GM, 5.00%, 3/15/26	4,000,000 f	386,230
Multiclass Mortgage Participation Ctfs. (Interest Only Obligations), Ser. 2731, Cl. PY, 5.00%, 5/15/26	4,367,209 f	375,845

Federal National Mortgage Association:

5.00%	15,390,000 e	15,579,974
6.00%	91,725,000 e	94,204,853
6.50%	12,970,000 e	13,442,186
5.00%, 12/1/17 - 3/1/21	1,420,675	1,442,586
5.50%, 9/1/22 - 1/1/37	20,756,823	21,068,899
6.00%, 6/1/22 - 11/1/37	7,805,520	8,018,743
6.50%, 11/1/08 - 11/1/37	8,675,921	9,009,707
7.00%, 9/1/14	61,024	63,823
Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34	4,257,792	4,383,974

Government National Mortgage Association I

Ser. 2004-43, Cl. A, 2.82%, 12/16/19	505,275	500,436
Ser. 2007-46, Cl. A, 3.14%, 11/16/29	1,249,904	1,244,024
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	1,694,294	1,698,647
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	1,763,759	1,773,201
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	1,600,046	1,608,119
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	2,354,153	2,366,379
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	2,174,222	2,183,052
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	1,909,948	1,922,311
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	1,101,023	1,105,206
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	1,762,714	1,778,771
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	4,645,959	4,691,834
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	5,535,000	5,631,606

Government National Mortgage Association II:

5.63%, 7/20/30	298,429 c	300,586
6.38%, 4/20/30	222,175 c	227,045

		237,040,764

U.S. Government Securities--4.7%

U.S. Treasury Notes:

3.63%, 12/31/12	17,205,000 g	17,851,547
4.50%, 4/30/12	3,440,000 a	3,690,745
4.63%, 11/15/16	5,590,000 a	6,032,834
		27,575,126

Total Bonds and Notes

(cost $706,661,009)	**695,170,737**

Preferred Stocks--.6%	**Shares**	**Value ($)**
Diversified Financial Services--.4%		
AES Trust VII,		
Conv., Cum. $3.00	50,950	**2,547,500**
Manufacturing--.2%		
CIT Group		
Conv., Cum. $0.613542	56,300	**1,180,048**
Total Preferred Stocks		
(cost $3,939,015)		**3,727,548**

Options--.4%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.4%		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@ 2.50	47,500,000	174,714
3-Month USD Libor-BBA,		
Swaption	5,770,000	241,763
6-Month USD Libor-BBA,		
Swaption	23,220,000	1,872,763
		2,289,240
Put Options--.0%		
U.S. Treasury Bonds		
February 2008 @ 117	7,400,000	**49,719**
Total Options		
(cost $2,238,818)		**2,338,959**

Short-Term Investments--3.2%	Principal Amount ($)	Value ($)
U.S. Government Agencies--2.3%		
Federal National Mortgage		
Association, Discount Notes, 3.60%, 3/12/08	13,550,000	**13,495,800**
U.S. Treasury Bills--.9%		
2.89%, 3/27/08	5,384,000 h	**5,369,754**
Total Short-Term Investments		
(cost $18,856,012)		**18,865,554**

Other Investment--1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $9,226,000)	9,226,000 i	**9,226,000**

Investment of Cash Collateral for Securities Loaned--4.1%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $23,798,242)	23,798,242 i	**23,798,242**

Total Investments (cost $764,719,096)		**128.9%**		**753,127,040**
Liabilities, Less Cash and Receivables		**(28.9%)**		**(168,896,526)**
Net Assets		**100.0%**		**584,230,514**

a   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan is $23,185,764 and the total market value of the collateral held by the fund is $23,798,242.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $86,319,014 or 14.8% of net assets.

c   Variable rate security--interest rate subject to periodic change.

d   Principal amount stated in U.S. Dollars unless otherwise noted.
   BRL--Brazilian Real
   EGP--Egyptian Real
   EUR--Euro
   MXN--Mexican Peso

e   Purchased on a forward commitment basis.

f   Notional face amount shown.

g   Purchased on a delayed delivery basis.

h   All or partially held by a broker as collateral for open financial futures positions.

i   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Financial Futures Long				
Euro-Bobl	208	34,217,299	March 2008	166,395
U.S. Treasury 5 Year Notes	621	70,173,000	March 2008	460,156
U.S. Treasury 10 Year Notes	491	57,308,906	March 2008	1,861,899
Financial Futures Short				
U.S. Treasury 2 Year Notes	240	(51,172,500)	March 2008	(486,656)
U.S. Treasury 30 year Bonds	13	(1,551,063)	March 2008	(57,688)
				1,944,106

STATEMENT OF OPTIONS WRITTEN
January 31, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 10 Year Notes		
February 2008 @ 116.50	20,000,000	(231,250)
Put Options		
U.S. Treasury 10 Year Notes	20,000,000	(187,500)
February 2008 @ 116.50		**(418,750)**
(Premiums received $411,232)		